EXHIBIT 11.0

FIRST BELL BANCORP, INC.
COMPUTATION OF PRIMARY AND FULLY DILUTED EARNINGS PER SHARE
FOR THE THREE MONTHS ENDED MARCH 31, 2003 and 2002
(unaudited, in thousands, except per share amounts)

	Three Months Ended March 31, 2003			Three Months Ended March 31, 2002

	Income	Weighted Average Shares	Per Share	Income	Weighted Average Shares	Per Share

Income available to Common stockholders	$1,792	4,536	—	$1,975	4,761	—
Unearned MRP shares	—	(181)	—	—	(181)	—
Unearned ESOP shares	—	(424)	—	—	(458)	—

Basic earnings per share	1,792	3,931	$0.46	1,975	4,122	$0.48
Effect of dilutive securities:
Stock options	—	203	—	—	103	—

Diluted earnings per share	$1,792	4,134	$0.43	$1,975	4,225	$0.47